SUN BIOPHARMA, Inc.

712 Vista Blvd, Suite 305

Waconia, Minnesota 55387

December 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  Sun BioPharma, Inc.

Withdrawal of Registration Statement on Form S-1

Filed on September 29, 2017

File No. 333-220747

Ladies and Gentlemen:

On behalf of Sun BioPharma, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all amendments and exhibits thereto (File No. 333-220747), as initially filed with the Securities and Exchange Commission (“Commission”) on September 29, 2017 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement due to market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Joshua L. Colburn of Faegre Baker Daniels LLP via email at joshua.colburn@faegrebd.com.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Joshua L. Colburn by telephone at (612) 766-8946.

Very truly yours,

/s/ Scott Kellen
Scott Kellen Chief Financial Officer